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February 15, 2011	WRITER’S DIRECT LINE 813.225.4122 ccreely@foley.com EMAIL CLIENT/MATTER NUMBER 037203-0111

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Accentia Biopharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended September 30, 2010 Filed December 14, 2010
File No. 000-51383

Dear Mr. Rosenberg:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company”), we are transmitting the following responses to the Staff’s letter of February 11, 2011 containing the Staff’s comments regarding the Form 10-K for the fiscal year ended September 30, 2010 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2010. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Item 1. Business

Revimmune for the Treatment of Autoimmune Disease, page 4

1.	Please provide us with draft disclosure for future filings that states the material terms of your agreement with Baxter Healthcare Corporation, including, but not limited to the effective date, the field of exclusivity, the percentage of net sales of the quarterly payment, the duration and the termination provisions of the agreement.

Response: Please be advised that the material terms of the Company’s agreement with Baxter Healthcare Corporation were disclosed in the Current Report on Form 8-K filed by the Company on December 3, 2010. In addition, a copy of the agreement was filed as Exhibit 10.1 to that Form 8-K and a copy of the addendum to the agreement was filed as Exhibit 10.2 to that Form 8-K. Please let us know whether the Staff has any further questions in this regard.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Jim Rosenberg

February 15, 2011

Item 2. Properties, page 61

2.	Please confirm that you will file, or incorporate by reference, a copy of Biovest’s lease for the approximately 35,000 square feet of office, laboratory, manufacturing and warehouse space. See Item 601(b)(ii)(D) of Regulation S-K.

Response: The Company confirms that it will file a copy of this lease as an exhibit to its next filing.

Item 15. Exhibits, Financial Statement Schedules, page 86

3.	In light of the Confirmation Order issued by the Bankruptcy Court regarding your Plan, please confirm that in your future filings you will review the debt and security agreements included in your exhibit list to eliminate any debt agreements that have been discharged or restated pursuant to the Plan or which may have expired. In addition, please file any restructuring agreements, notes and debentures which you entered into in connection with the bankruptcy proceedings which are required to be filed pursuant to Item 601 of Regulation S-K.

Response: The Company confirms that it will review the debt and security agreements included in its exhibit list and, in its future filings, will eliminate any debt and security agreements that have been discharged or restated pursuant to the Company’s plan of reorganization (“Plan”) or which have expired. In addition, the Company confirms that it has filed all restructuring agreements, notes and debentures which it entered into in connection with the bankruptcy proceedings which are required to be filed pursuant to Item 601 of Regulation S-K.

Index to Financial Statements

Consolidated Statements of Operations, page F-5

4.	It appears that you have excluded your non-controlling interest in losses from variable interest entities in the calculation of Net Loss. Please provide us with draft disclosure for future filings to revise your Net Loss to include amounts attributable to the non-controlling interest. Also, revise your Consolidated Statements of Cash Flows to properly label your starting point of $48,210,544 as Net Loss. Refer to ASC 810-10-55-4J and 810-10-55-4K.

Mr. Jim Rosenberg

February 15, 2011

Response: The Company plans to include the following disclosure in its future filings relating to amounts attributable to non-controlling interest its Consolidated Statements of Operations:

Income (loss) before income taxes

Income taxes

Net income (loss)

    Less: Net (income) loss attributable to non-controlling interest

Net income (loss) attributable to Accentia Biopharmaceuticals, Inc.

Furthermore, in all future filings, the Company will properly label the starting point on the Consolidated Statements of Cash Flows as “Net Loss” if applicable.

5.	Please tell us how you calculated your per share amounts, and tell us why the sum of your loss per share from continuing operations and discontinued operations is not equivalent to your loss attributable to common stockholders per common share for 2009 and 2010. Please provide us with draft disclosure for future filings, as appropriate.

Response: The Company calculated its per share amounts by taking the Consolidated Statements of Operations line item in question and dividing by the weighted average shares outstanding. The per share loss attributable to common stockholders ($0.86) is equal to the per share amount for continuing operations ($0.82), discontinued operations ($0.00), and preferred stock dividend ($0.04). The preferred stock dividend per share amount was not itemized in the “Per share amounts, basic and diluted” section of the Consolidated Statements of Operations but is included in the calculation of loss attributable to common stockholders per common share. In future filings, the Company will include the preferred stock dividend in the itemized per share amounts.

Notes to Consolidated Financial Statements

25. Subsequent Events, page F-51

Plan of Reorganization

6.	Please tell us how you are accounting for the plan of reorganization confirmed on November 2, 2010. In your response, provide us your analysis supporting your conclusion with specific reference to ASC 852.

Response: ASC 852-45-19 states that if the reorganization value of the assets of the emerging entity immediately before the date of confirmation is less than the total of all post-petition liabilities and allowed claims, and if the holders of existing voting shares immediately before confirmation receive less than 50 percent of the voting shares of the emerging entity, the entity shall adopt fresh-start

Mr. Jim Rosenberg

February 15, 2011

reporting upon emergence from Chapter 11. Pursuant to the Company’s Plan, holders of existing voting shares immediately before confirmation received more than 50 percent of the voting shares of the emerging entity, thus the Company did not adopt fresh-start reporting upon emergence from Chapter 11. The Company instead followed the guidance as described in ASC 852-45-29 for entities which do not qualify for fresh-start reporting. Liabilities compromised by the Company’s Plan will be stated at present values of amounts to be paid, and forgiveness of debt will be reported as an extinguishment of debt and classified in accordance with ASC 225-20.

Proforma Balance Sheet

7.	Please tell us what specific event(s) are being presented in the pro forma balance sheet. In addition, provide us a description of each adjustment made to arrive at the pro forma September 30, 2010 balance.

Response: The pro forma balance sheet presented includes the following events, which occurred between October 1, 2010 through and including November 17, 2010 (the effective date of the Company’s Plan):

The Company:

•

Southwest Bank/Dennis Ryll note, as described in the notes to the Company’s consolidated financial statements, page F-46 of the Form 10-K: The Company eliminated accrued interest and lines of credit associated with the Southwest Bank/Dennis Ryll transaction, recorded the stock issuance for 1/8 of the note converted on November 17, 2010 (the effective date of the Company’s Plan), and created the Ryll convertible promissory note as issued on November 17, 2010 (the effective date of the Company’s Plan), approximately $1.7 million short-term and approximately $2.2 million long-term.

•

McKesson Corporation, as described in the notes to the Company’s consolidated financial statements, page F-46 of the Form 10-K: The Company eliminated the derivative associated with the McKesson buy-back shares, recorded the Treasury Stock for the shares returned, and created the new long-term McKesson term note of approximately $4.3 million as issued on November 17, 2010 (the effective date of the Company’s Plan).

•

Midsummer Debentures and Preferred transactions, as described in the notes to the Company’s consolidated financial statements, page F-46 through F-49 of the Form 10-K: The Company adjusted derivatives associated with the transactions, recorded the stock transactions for all issuances on November 17, 2010 (the effective date of the Company’s Plan), and created new notes as issued on November 17, 2010 (the effective date of the Company’s Plan), approximately $9.0 million short-term and approximately $19.3 million long-term.

Mr. Jim Rosenberg

February 15, 2011

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Unsecured creditors, as described in the notes to the Company’s consolidated financial statements, page F-49 of the Form 10-K: The Company reduced liabilities subject to compromise for accounts payable, accrued expenses, and dividends payable, recorded the stock transactions for all issuances on November 17, 2010 (the effective date of the Company’s Plan) (Option B), and created a new liability account for 40 month obligations (Option A) created under the Plan on November 17, 2010 (the effective date of the Company’s Plan). All unresolved claims (unsettled by the 10-K filing date) were classified as the liability Reserve for Unresolved Claims.

•

Stock Compensation Expense: On November 17, 2010 (the effective date of the Company’s Plan), approximately 10.9 million option shares previously issued under the Company’s incentive stock option plan vested resulting in an increase to additional paid in capital and a charge to accumulated deficit for stock compensation expense. In addition, the Company recorded stock issuances of 1.5 million shares to executives that were contingent upon the Company’s exit from bankruptcy.

Biovest International, Inc. (“Biovest”)

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DIP Lender Plan Note, further described on page 59 of the Form 10-K: Biovest replaced the note it had previously issued to Corps Real, LLC with a new note in an original principal amount of $2,291,560. Under the terms of the new note, Biovest is allowed to draw up to an additional $0.9 million. Biovest drew an additional $0.25 million under the line of credit between September 30, 2010 and November 17, 2010 (the effective date of Biovest’s plan of reorganization (the “Biovest Plan”)), resulting in an increase to cash. Biovest also recorded the new, discounted note, a beneficial conversion feature, and removed the carrying value of the old note (from notes payable, related parties as the original note was not subject to compromise through Biovest’s reorganization proceedings). The difference between carrying values was recorded as a decrease to accumulated deficit.

•

Convertible Note Transaction, further described on page 59 of the Form 10-K: Biovest issued an aggregate $7.0 million in new notes to a total of twelve accredited investors. As a result, Biovest recorded an increase in cash and debt issuance costs as well as the new notes at a discount. The discount resulted from the Series A and B exchange warrants issued with the notes as well as conversion features associated with the notes. Both the warrants and the conversion features were recorded as derivative liabilities. Biovest also recorded an increase to common stock and additional paid in capital to account for conversions of the notes to equity that occurred on November 17, 2010 (the effective date of the Biovest Plan). Finally, Biovest recorded a charge to accumulated deficit to account for the day one loss on the value of the associated conversion features (the fair value of the conversion feature that exceeded the financing proceeds allocated to it), as well as interest and amortization charges from October 19, 2010 through November 17, 2010.

Mr. Jim Rosenberg

February 15, 2011

•

Laurus/Valens Secured Claims, further described on page 61 of the Form 10-K: Biovest issued to Laurus Master Fund, Ltd. (“Laurus”) and certain of its affiliated entities both Term A Notes, maturing on November 17, 2012, in the principal amount of $24.9 million and Term B Notes, maturing on November 17, 2013, in the principal amount of $4.16 million. These Term A Notes and Term B Notes were issued in satisfaction of prepetition claims against Biovest resulting from the following obligations:

•	The $7.799 million note payable to Laurus (originated in March 2006);

•	The $0.250 million note payable to Valens Offshore SPV II, Corp. (originated in October 2007);

•	The $0.245 million note payable to Valens U.S. SPV I, LLC (originated in October 2007);

•	The $3.6 million note payable to Valens Offshore SPV II, Corp. (originated in December 2007);

•	The $4.9 million note payable to Valens U.S. SPV I, LLC (originated in December 2007);

•	The $7.5 million minimum royalty due on sales of AutovaxID instrumentation (originated in April 2007); and

•

The $4.4 million loan modification fee (originated in July 2008) in consideration for modifying the terms of all the then outstanding debt due to Laurus, PSource Structured Debt Limited (“PSource”), Valens Offshore SPV I, Ltd. (“Valens I”), Valens Offshore SPV II, Corp. (“Valens II”), Valens U.S. SPV I, LLC (“Valens US” and together with Valens I and Valens II, “Valens”), and LV Administrative Services, Inc., as administrative and collateral agent for Laurus, PSource, and Valens (“LV” and together with Laurus, PSource, Valens, and each of their respective affiliates, “Laurus/Valens”).

Biovest recorded the new notes as long term debt and removed the carrying value of the previous obligations listed above from liabilities subject to compromise. The difference between carrying values was recorded to accumulated deficit. Furthermore, Biovest was required to pay down approximately $1.4 million on the principal balance of the Term A Notes with proceeds received from the convertible note transaction discussed above, resulting in a decrease to cash and a corresponding decrease to the carrying value of the Term A Notes on the pro forma balance sheet.

•	2008 Secured Debentures: In settlement of the claims of the holders of Biovest’s 2008 Secured Debentures, Biovest issued 400,206 shares of its common stock, as well as an

Mr. Jim Rosenberg

February 15, 2011

agreement to issue an additional 481,250 shares of its common stock in seven quarterly installments following November 17, 2010 (the effective date of the Biovest Plan). Biovest recorded an increase in common stock and additional paid in capital for the fair value of the shares issued, as well as a liability for the fair value of the 481,250 shares to be issued at future dates. Biovest also removed the carrying value of the 2008 Secured Debenture holders’ aggregate claims from liabilities subject to compromise. Biovest recorded the difference between these two amounts to accumulated deficit. One of the 2008 Secured Debenture holders was Valens U.S. SPV I, LLC. The Valens claim was settled by issuance of the Term A Notes and Term B Notes discussed above.

•

Claims of Ronald E. Osman: In settlement of the claims related to Biovest’s May 9, 2008 promissory note issued to Ronald E. Osman, Biovest issued 608,224 shares of its common stock. Biovest recorded an increase in common stock and additional paid in capital for the fair value of the shares issued and removed the carrying value of the claims associated with the May 9, 2008 promissory note from liabilities subject to compromise. Biovest recorded the difference between these two amounts to accumulated deficit.

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Plan Distributions to Unsecured Creditors: In satisfaction of all other allowed unsecured claims against Biovest, it issued a combination of notes and shares of its common stock, at an effective conversion rate equal to $1.66 per share. The new notes were recorded as long term debt, at fair value; the common shares were recorded as increases to common stock and additional paid in capital, at fair value; and the carrying values of the liabilities associated with these unsecured claims were removed from liabilities subject to compromise. Biovest recorded the difference between these two amounts to accumulated deficit. Unresolved claims in the amount of $0.43 million were reclassified from liabilities subject to compromise to reserve for unresolved pre-petition claims.

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April and December New Markets Tax Credits Transactions, further described on page F-39 of the Form 10-K: In consideration of the retention of an unsecured claim of approximately $0.6 million by the parties to the New Markets Tax Credit (“NMTC”) transactions that occurred in April 2006 and December 2006, all of Biovest’s obligations relating to both the April 2006 and the December 2006 NMTC transactions were terminated on November 17, 2010 (the effective date of the Biovest Plan). As a result, Biovest ceased to have a financial interest in the entities that were party to these transactions and had been included in Biovest’s consolidated financial statements as variable interest entities. This resulted in the deconsolidation of these entities following the guidance of ASC 810-10-40. In order to de-recognize the entities, Biovest recorded a decrease to cash, prepaid expenses, other assets, accounts payable, liabilities subject to compromise and non-controlling interest in variable interest entities, with an offset to accumulated deficit.

•

Termination of Warrants and Issuance of Shares, further described on page F-50 of the Form 10-K: On November 17, 2010 (the effective date of the Biovest Plan), Biovest issued 14,834,782 shares of its common stock in consideration for the cancellation of outstanding warrants held by Laurus and its affiliates. Some of these warrants were not afforded equity classification upon issuance due to various adjustment features associated with their strike price, and thus were

Mr. Jim Rosenberg

February 15, 2011

classified as liabilities subject to compromise. As a result of the settlement of these warrants, Biovest recorded a reduction to liabilities subject to compromise and an increase to common stock and additional paid in capital for the fair value of the shares issued, with an offset to accumulated deficit.

•

Stock Compensation Expense: On November 17, 2010 (the effective date of the Biovest Plan), approximately 3.1 million option shares previously issued under Biovest’s incentive stock option plan vested resulting in an increase to additional paid in capital and a charge to accumulated deficit for stock compensation expense.

The acknowledgements requested in the Staff’s letter are attached hereto as Addendum A.

If you have any additional questions regarding the foregoing, please do not hesitate to contact me.

Very truly yours, /s/ Curt P. Creely

Curt P. Creely

Addendum A

In connection with the Company’s response to the Staff’s letter of February 11, 2011 containing the Staff’s comments regarding the Form 10-K for the fiscal year ended September 30, 2010 filed on December 14, 2010, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Garrison J. Hasara
Garrison J Hasara,
Acting Chief Financial Officer (Principal Financial Officer)